AUTOLEND GROUP, INC. ANNOUNCES PURCHASE OF OPTION ON 25% OF
         STOCK OF INTERNATIONAL THOROUGHBRED BREEDERS, INC. AND FURTHER
          EXTENSION OF EXPIRATION DATE OF DEBENTURE EXCHANGE OFFER TO
                               DECEMBER 20, 1996

(Albuquerque, New Mexico -- December 5, 1996) -- AutoLend Group, Inc. (the "Company") announced today that it has obtained an option from NPD, Inc. ("NPD"), a corporation controlled by Nunzio P. DeSantis, the Company's chairman, to purchase stock owned by Robert Brennan in International Thoroughbred Breeders, Inc. ("ITB") which operates two New Jersey horse racing tracks and owns a casino site in Las Vegas, NV which it intends to develop. Mr. Brennan's sale of his ITB shares to NPD, which represents approximately 25% of the outstanding shares of ITB, is subject to approval by the bankruptcy court responsible for Mr. Brennan's personal Chapter 11 bankruptcy proceedings. Upon the approval of the New Jersey Racing Commission and the New Jersey Casino Control Commission and the dismissal of the involuntary bankruptcy petition which has been filed against the Company in Albuquerque, NM, the Company will acquire all of the ITB stock owned by NPD for a purchase price equal to that paid by NPD. The Company has also entered into an agreement granting an option to a third party to purchase one-half of the shares of ITB the Company acquires, and the Company will retain a proxy to vote those shares for a three-year period. The third-party has extensive experience in the gaming and horse racing industries.

The Company also announced that it has further extended the Expiration Date for its Exchange Offer for its 9.5% Convertible Subordinated Debentures Due 1997 to 5:00 P.M., New York City time, on December 20, 1996. The Exchange Offer was previously set to expire on December 6, 1996.

Copies of the Offering Circular and related materials, including the Letter of Transmittal, may be obtained from the Company as well as from CEDEL BANK, S.A. and EUROCLEAR. The Company expressly reserves the right to further extend the period of the Exchange Offer, to terminate the Exchange Offer or to otherwise amend the Exchange Offer in any respect, subject to the terms set forth in the Offering Circular dated October 22, 1996, as supplemented.

Mr. DeSantis stated that "subject to the required regulatory approvals, the dismissal of the bankruptcy petition and the conversion of the debentures, the Company will be developing a plan to move into the gaming industry."